Exhibit 4.6

Share certificate

Number of certificate	Number of shares

SCAGE FUTURE

COMPANY NUMBER 401909

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] shares of [Par Value] each being [fully paid] in the above-named company, subject to the memorandum and articles of association of the company.

EXECUTED for and on behalf of the Company on the	day of	by:

Director	Director